Filed by Fifth Third Bancorp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MB Financial, Inc.

SEC File No.: 001-36599

Filer’s SEC File No.: 001-33653

Date: November 8, 2018

Company Name: Fifth Third Bancorp (FITB)

Event: 37th Annual BancAnalysts Assoc of Boston Conference

Date: November 8, 2018

<<Unidentified Participant>>

U.S. Bancorp’s history dates back to 1863 to the first National Bank of Cincinnati. The second national bank ended up in the hands of what is today U.S. Bancorp in 1986. The third national bank, which was founded in 1863 merged with the Fifth National Bank in 1908 to create what is now Fifth Third Bancorp.

Any guesses on what happened to the Fourth National Bank of Cincinnati? And Gerard has told me that if the winner is from New York, you will give them a Boston World Series 2018 T-shirt. The Fourth National Bank merged with Central Trust in 1923, which was acquired by P&C in 1993 and as the fourth national building is primarily displayed in a TV series based in Cincinnati.

Today Fifth Third, but we’ll hear about Fifth Third. So today, Fifth Third is $140 billion in assets, has an $18 billion market cap and top three market share in several handfuls of Midwest MSAs and also Naples, Florida. Representing Fifth Third today is EVP and CFO, Tayfun Tuzun; and Jamie Leonard. Tayfun joined Fifth Third in 2007 and as sort of the CFO since November 5th of 2013. Just two days later on November 7th Tayfun represented the bank here at this conference. Previously Tayfun served as The Bank’s Structured Finance Manager, Assistant Treasurer, and most recently Treasurer. Thanks to Tayfun, and Jamie and Fifth Third for being here with us today. Tayfun, thank you.

<<Tayfun Tuzun, Executive Vice President & Chief Financial Officer>>

I used to look a lot younger five years ago. So for those of you who haven’t seen me since then, it’s still me. Good morning, and thanks for inviting us and thank you all for being here. Before I begin, I’d like to highlight our forward-looking disclosure statements, which can be found on Slide 2. They cover our presentation as well as today’s Q&A portion.

The theme of BAAB this year relevant to the time of big data resonates with us at Fifth Third. We have spent the last several years transforming our data infrastructure, building a best-in-class data analytics function and focusing on translating data into actionable insights. As you will see, our advancements in decision and data science underpin many of the projects throughout the bank.

As we have discussed with you before, we are focused on three strategic priorities to help drive top quartile through the cycle performance. First, we are focused on completing the implementation of our remaining North Star initiatives. As we discussed during our recent earnings call, the vast majority of the project work will be completed by the end of this year with the benefits fully realized by year-end 2019. We believe that our strong results again this quarter demonstrate the progress we have made toward achieving our objectives under North Star.

Our next priority is to successfully complete the acquisition and integration of the MB Financial transaction. As we have shared previously, we expected to close in the first quarter of 2019. As the implementation of North Star will be mostly behind us by then, we will be able to focus on integrating MB. Our third key priority is to pursue profitable organic growth opportunities, which will remain an ongoing focus.

The data on Slide 4 shows the results of our deliberate efforts to fortify our balance sheet to preserve and grow shareholder value with resiliency across all of our key risk types. From a credit risk management perspective, there are two primary areas where we have made distinctive strategic decisions. First, our decision to optimize our commercial loan portfolio over the last three years has helped drive our criticized assets ratio and other credit metrics to 15-plus year lows.

We believe our decision to exit these exposures was prudent even though it created some headwinds for us in the short run. We also increased our focus on building higher quality relationships with more attractive risk and return characteristics. Along the same lines, we have remained disciplined in commercial real estate and have continued to maintain an underweight position relative to our peers. Even with MB Financial, we expect to have the lowest CRE concentration as a percentage of total capital among our peers. In terms of managing interest rate risk, we have maintained a very balanced approach. While we remain moderately asset sensitive, given our expectation that there are fewer rate hikes ahead of us than behind us, we have started positioning our exposures in a more balanced manner.

We have added protection to mitigate the impact of a potentially lower interest rate environment a couple of years down the road. Post crisis, our capital and liquidity management approach has been influenced both by the regulatory environment as well as our own risk appetite. Our leverage has remained low despite the significant improvements in our risk profile. We believe that a more appropriate range for our common equity Tier 1 ratio is between 9% and 9.5%. All else being equal, we think we can get there within the next 18 months.

Prior to last week, we were not anticipating changes to our liquidity management approach. In light of the recent regulatory proposals, we are evaluating the possibility of adjusting our approach. Overall, we view these proposals positively. But as I said before, our decision ultimately will reflect the impact of the proposed changes as well as our own risk appetite.

Generating stable deposits is also critically important in this environment and at this point in the rate cycle. Over the last few years, we have been very successful at achieving consumer deposit growth rates higher than our peers. Our goal is to avoid overreliance on concentrated and highly competitive hot money products that have a tendency to attract transactions rather than relationships. Slide 5 shows a sample of the applications that utilize data analytics to improve customer experience. We have discussed some of these previously in the context of North Star such as our FX trading platform upgrade, which is part of our capital markets initiative vision 2020.

Another example of that we’ve discussed in our wholesale payments group is our end to end automated payables platform Expert AP that helps our clients to improve the efficiency of their operations. Among the areas in which we are leveraging analytics, there are a couple of applications I want to spend more time discussing today. The first is the optimization of our retail network and the second is our direct marketing program.

Moving to Slide 6, as you may recall in the second quarter, we discussed our plan to open 100 to 125 branches in our high growth markets and close approximately the same amount in our legacy markets over the next three years. Assessing the health of our branch network has been an annual exercise for quite some time as we continue to align our resources with evolving customer preferences.

This year for the first time, our Decision Sciences Group was able to leverage big data to conduct this analysis. The advanced analytics enable us to better assess, where our customers live, work, and play. This in turn allows us to place branches with more precision. Our industry leading and award winning analytics utilize large volumes of demographic and business data to assess customer elasticity. This analysis provides valuable and sometimes unintuitive insights into customer behavior.

It is based not only on where customers live, but also where they work as branch users has influenced strongly by both. This tool also uses drive-time algorithms, which generate insights into customer sensitivity to a change in their nearest branch. We were able to utilize our advanced analytical capabilities throughout the pre-deal evaluation of the MB Financial’s retail franchise, which further supported our strategic rationale for the transaction.

We are also utilizing this feature to help optimize our branch network in Chicago following the acquisition. As you can imagine, the benefit of deploying this sophisticated analytical tool is much greater in a dense urban metro market like Chicago compared to a rural town. Although the decision to reallocate resources from mature to higher growth markets was logical from a macro perspective, this tool will enable us to execute that strategy with greater precision and even better outcomes.

The second area in which we have leveraged data and analytics is indirect marketing. As you can see on Slide 7, we have been very successful in generating meaningfully better consumer deposit and household growth over the past few years relative to our peers. We can attribute part of our success to improved marketing analytics supported by machine learning algorithms.

With the use of these more sophisticated tools, we were able to more accurately target our offers to generate better response rates. Some of these analytics help us identify key events, such as whether someone has moved or had other significant life changes such as a job change or birth of a child.

Our new marketing efforts are driving household growth at twice the industry average with significantly more attractive demographics. Average deposit balances per a new household are four times greater than what we were previously generating.

In addition, the attrition rates are consistent with our overall customer base, suggesting that we’re not just attracting hot money customers. Our typical targeted offer fits in squarely with our preferred banking initiatives to enhance the customer experience in the mass affluent segment. Our direct marketing campaigns are now responsible for almost a third of our new household production.

The results in our higher growth markets exceed the overall average and support our branch reallocation strategy. As we discussed earlier this year, our marketing spend has increased relative to past periods. The results are compelling enough that we have given our marketing team the requisite flexibility to test, learn, and quickly adapt to data. This in turn reduces the uncertainty regarding the outcomes and enables us to react quickly to increase, reduce, or reallocate our investments.

As you can see on Slide 8, we are also prioritizing organic growth opportunities across other areas of the franchise. In our commercial lending business, we continue to assess opportunities in high growth markets where we can combine strong talent, local market experience, and enhance product capabilities to successfully grow revenues.

Additionally, we are continuing to add to our sales force in wealth and asset management, treasury management, and the capital markets. By allocating our resources more efficiently, we can bring all of the capabilities of our franchise to bear to best serve our customers.

Turning to Slide 9, as we approach year-end, we are squarely focused on the integration of MB Financial. All aspects of the transaction remain on track. The completion is subject to regulatory approvals and other customary closing conditions, but we continue to expect the deal to close in the first quarter of 2019. Combining the two companies in the Chicago market will allow us to accelerate growth and profitability.

This transaction will improve our market positioning, not only in Chicago, but move our overall metrics in the right direction. We have stressed the importance of having local scale and after the deal closes, we will have a top three market share in two thirds of our franchise.

The FDIC branch data shows that all banks, large and small, display a predictable increase in deposits per branch along the market S-curve. This allows us to create an even more efficient network and helps to improve operating leverage. Having a large share of deposits in our key market gives us additional pricing flexibility.

Slide 10 shows the progression of our NorthStar targets, since we originally announced the initiative. We are on track to substantially complete our NorthStar project work by the end of this year with the financial benefits more apparent as we head into 2019. As a reminder, these targets are above the original NorthStar targets that we had announced in 2016.

We adjusted our return targets upwards to incorporate the positive impact of changing environmental factors such as interest rates and tax rates and these are all based on a 9.5% CET1 ratio. Our standalone and combined financial targets have remained unchanged, since we updated them to reflect these factors.

Our goal is to move our performance metrics into the upper quartile of our peer group and maintain that position across a full business cycle. We aim to reward our shareholders with higher returns and lower volatility.

In summary, we plan to grow our business in a capital efficient manner with an appropriate risk return profile that will allow us to generate profitable and stable performance. As you can see on Slide 11, we remain focused on three key priorities implementing our remaining NorthStar initiatives, successfully completing the acquisition and integration of MB Financial and continuing to invest in our franchise to grow shareholder value.

Let me stop here and Jamie and I will be happy to take questions.

<<Unidentified Participant>>

If you could just please repeat the questions that are asked for the people listening via the webcast.

Q&A

<Q>: [Question Inaudible]

<A – Tayfun Tuzun>: We will not announce how much we spend capital. I know that other banks, some banks have chosen to do that. You can see on an income statement, you can see the line item with respect to technology. What’s missing there is the compensation aspect of the total IT spend. But in order to assess how much we are spending and how much we are growing, our spend every year you can rely on that IT line item. It clearly is not $14 billion, it is less than that. It is very comparable to the spend levels at other regional banks.

And a side comment on that, I know that these billions of dollars are getting attention and it’s making regional bank investments look like they are meaningless. But at the same time I think it’s important to understand that behind those billions of dollars of investments lies a run the shop type of spend on platforms that are vast and global and require significant up keeps, which we don’t have.

What we’ve chosen to do is we can’t be everything to everybody. We have chosen to concentrate our investments and we are quite pleased with what we’ve been able to achieve with the amount of investments that we’ve undertaken.

In terms of the second part of your question, I don’t know if the utilization of big data to make investment decisions or other business decisions necessarily creates a disadvantage for us versus larger banks. They clearly have more clients and they collect more data. But we are gathering the data that we need from our client base and that relate to how we service and sell to our client base. So far we have been quite pleased you can see some of the results here today directly. And we anticipate that we will continue to increase the level of usage and leverage it in other areas.

Right now, what I showed you on this slide relates to deposits, but we are also starting to utilize this in other consumer lending areas. And I suspect that we’ll continue. We’ll update you as those applications come online and we start achieving. We have a data science group that we’ve been building for the past 24, 36 months. And they have a full list of applications. And those applications are basically waiting in line. So other things will come. There are vast applications of what they’re able to achieve for us. And we will update you as we move forward. Yes.

<Q>: [Question Inaudible]

<A – Tayfun Tuzun>: Let me paraphrase the question. If I’m wrong, let me know. The question is we are going to be working with on the integration of MB Financial and potentially we will have an ability to leverage our technology investments incorporating their franchise. Is that fact an indication that such leverage may be used in further acquisitions?

Look, during the negotiations and in our interactions with MB’s management and their Board, that topic was clearly an important topic to discuss. They have been able to manage their bank, and they’ve kept up with many of the technology investments. But at the same time looking forward, they understood what type of investments were necessary to start to differentiate themselves against their competition. They liked what we had, they liked what was going on in our franchise for future technological and digital developments and that was from what I understand, part of their decision to merge with us and to combine the two franchises.

I do believe that as banks continue to invest in technology to make their platforms more efficient, to expand the product and service offers, that gives them a leg up and that makes them better acquirers, because your cost absorption continues to increase. That capacity is important to expand cost synergies. We have ambitious targets with respect to the cost synergies associated with the MB integration. And part of that relies on our ability to offer MB customers the same technology that we offer ours.

We know that especially in retail banking, we are ahead of them. That shows up both in terms of their online service capabilities, product offer capabilities and that also shows up in their branch performance metrics. When we combine our digital capabilities with our efficiencies in our retail offerings, we do believe that it’s going to create an uplift in Chicago for their retail. Now our retail franchise is combined franchise.

And I probably can extrapolate that fact into other acquisitions, but that’s just a standalone comment on that fact, it’s not necessarily a prediction that we will sort of use this to become a serial acquirer. I’m not making that comment here obviously.

<Q>: [Question Inaudible]

<A – Tayfun Tuzun>: So the question is on our plans to grow our HSA business, especially in relation to deposits. It is still a product that we are interested in growing. And it is one of the many businesses that we intend to grow. I wouldn’t say that we are funneling money into the business to catch up with the larger players. But we like the deposit and liquidity profile, as well as the overall profitability profile of the business. Again, it’s in our quiver, but it’s not necessarily the most important business for us to continue to grow. Yes.

<Q>: [Question Inaudible]

<A – Tayfun Tuzun>: The question is about the recent regulatory proposals and for our bank of our size, how meaningful those changes will be going forward. We like the changes. We were anticipating some of these changes without necessarily knowing the design of the new proposals now we know. Clearly, not being subject to even the modified LCR regime is a positive development for us. But as I mentioned, during my introductory speech, we make these decisions not solely based upon regulatory environmental developments.

We have a risk management infrastructure. We have our own risk appetite, not being subject to LCR will clearly influence some of our investment portfolio decisions and will give us opportunities to capture more yield within the composition of the investment portfolio. It will enable us to get back to some relationships, especially from a deposit perspective that used to be less LCR friendly. And those relationships also have fee components that we had to leave behind so we can get back to some of those businesses. But it’s not going to significantly change the way we manage liquidity or the way we manage our deposit franchise.

On the CCAR and capital management side, I do believe that there is more clarity needed in the way the new proposals will be executed. I like the fact that we don’t have to file thousands of pages every year. But I also think that we will maintain the core tenants of a stress test analysis because post-crisis, that approach has benefited the sector and individual banks and we will maintain the core analytical parts of that exercise.

But clearly, moving away from the bureaucracy and having to work on thousands of pages, whether it’s the people who are executing it at senior management or at the board level, that’s a relief. The more interesting part of that is going to be how these changes will be translated into the true execution of the capital management strategies. Today, we are bound by this annual exercise.

Going forward, I hope that it will create and it will give us more flexibility. So that we can time our capital management actions with the environment, with what’s going on, on our balance sheet or off our balance sheet with anticipated changes to the economic environment. So I am optimistic that our capital management as a result will achieve a more efficient level.

<Q>: [Question Inaudible]

<A – Tayfun Tuzun>: Yes. On loan growth, we are coming out of a very good quarter, for us in terms of loan growth on a period-end basis, I think we achieved nearly 3% growth in commercial C&I. And we indicated to our investor base that with the exits behind us now that our comps are going to get better on the commercial side. It was not easy to leave $5 billion of exposures behind. We did it for the right reason. The environment today is good. It’s not – I’m not going to describe it as an environment where we can achieve 4%, 5% loan growth.

But relative to last year, we do see better activity. We see stronger pipelines in our middle market business and we’ve been paying more attention to the middle market size. Clearly, we’ve added to our sales force, we’ve added some geographies that are driving our production. And we intend to – we are in the middle of our 2019 plan. We intend to project that production to continue into 2019.

What has been a variable that is difficult to project is the payoff activity. And in the third quarter, we actually had a good sort of tailwind from the payoff activity was lower than we anticipated earlier in the year and going into the quarter, we knew that it was going to be a good quarter. And that’s a wildcard. For now, it appears to be helping. On the consumer side, so there are a couple of factors again, that are unique to us, as we’ve discussed with you over the last three years. What impacted our total consumer loan growth significantly was our decision to curtail our indirect auto loan originations.

And quarter-after-quarter for the last three years, our indirect auto loan originations, our outstandings have declined. Third quarter was the first quarter where we had quarter-over-quarter growth in albeit modestly in indirect auto lending. We anticipate we’re now hitting that inflection point and that portfolio will start growing because at the level of originations we have now and the payoffs, we are now on a positive territory.

The other thing that we are doing, which other banks have not done, in the third quarter, which was very visible to us and I’m sure to you, some banks have chosen to grow their mortgage portfolios. We are not growing our mortgage portfolio. I understand the reason that some may choose to do that. We just don’t like the interest rate risk profile of the long mortgage and we’re not portfolio – conforming mortgages, we’re only adding jumbos and ARMs to our portfolio.

So that will continue to cause a decline in mortgage outstandings. We have the ability to reverse that decision when we see the profitability between gain on sale margins and portfolio in change. But so far we haven’t yet seen that, we are hitting a good and consistent growth pattern.

Now in our credit card portfolio, our year-over-year growth in credit cards was 7%. And again, that goes back to some of our NorthStar related investments. We’ve added quite a bit to the analytical capabilities there. And we’re pretty confident that we can continue now to grow the credit card portfolio. It’s a small one, $2.3 billion to $2.4 billion but nevertheless it is now growing. And then we also have our unsecured consumer loans growing and that will continue into 2019.

The one portfolio in consumer that still continues to struggle – similar to our peer group access home equities, we just haven’t seen the turnaround there. And that portfolio is now to about $6.6 billion, $7 billion far below – our high point. And the reality there is that the aging portfolio, payoffs continue to outpace strong originations. But in general, we anticipate that we can now grow the consumer portfolio. And so the construct of the 2019 plan will basically use that premise as well. Yes?

<Q>: [Question Inaudible]

<A – Tayfun Tuzun>: Okay. So the question is on what’s going on in Chicago related to the MB acquisition with respect to the retention of both clients as well as lenders at MB and at Fifth Third. And also does the continued reduction in MB’s cost base related to their exit from the national mortgage portfolio, does that cause a change in our expectations with respect to the $255 million costs save when it gets done.

The answer to the second question is no, because as we were discussing MB’s business plans during the due diligence process and the deal announcements, we were aware of their plans. So we anticipated these changes and that does not change. The decline in MB’s current run rate expense space does not change our anticipation that we will still achieve the $255 million costs saves that we announced at the time.

With respect to retention, we are extremely pleased with where we are. We are not losing any lenders. And you have to realize that when – the main reason people leave the company they work for is because there is a change in management, there is a change in the culture, there’s a change in the underwriting approach. None of that is happening with us because the senior management at MB is staying pretty much intact coming over to Fifth Third. They’re going to run our Chicago franchise.

We are keeping – they’re a very successful underwriting approach. The credit profiles had been the same, so there’s no change there. So we have been able to convince the MB lender workforce that they should be anticipating at similar environments going forward. And clearly they are getting the benefit of an enhanced set of products and services and other capabilities, and the size itself is a big plus for them.

And we’re not seeing any big retention problems or attrition issues with respect to their client base either. And so we are quite pleased. Jamie actually runs the integration. I don’t know, Jamie, if you want to add any information on that one, but, we’re pretty happy with where we are as we anticipate the closing of the transaction next quarter.

<A – Jamie Leonard>: Yes. Maybe just to clarify, the one comment, Tayfun was talking about on the modeling of the expense saves. So, if you start from a tops down, we pulled the 2019-2020 high bids what we used in our model and then adjusted for the mortgage restructure, but MB had going on and then took up to $255 million, which if you do from a bottoms up standpoint, equates to a run rate of an expense base going forward of $320 million, $325 million. So you can look at it either way, but that’s – what’s the deal model suggested and type into that employee and customer attrition who’s been quite low and that would be expected from where we are in the process, but we feel good about all the work we put into it in the first quarter calls.

<Q>: Yes, Mike.

<Q>: [Question Inaudible].

<A – Tayfun Tuzun>: So the question that Mike asked is, our thoughts on digital banking expansion, expansion of PNC, Citizens or I guess JPMorgan. Look, we’re watching it. We are not early proponents of that strategy, because we do believe that that strategy changes the nature of the client and customer profile. And at this point, we believe that will be more harmful than helpful, as long as you have other opportunities to grow your balance sheet on either side.

Clearly the focus is more on deposits today, and we know that we have hit success, as I shared the metrics with you, with respect to our efforts, whether it’s related to direct marketing or whether it’s related to the expansion of our preferred banking program, which truly focuses on deepening these mass affluent relationships. The success rates that we are having and the profile of the relationships that we are attracting through those methods in our mind are superior to the profile of the clients that a digital and national rollout in digital banking achieves.

In this environment, we are very cautious on attracting hot money. And as long as we continue the success that we are seeing in our more fundamental relationship deepening efforts in both sides, retail and commercial, we will continue to hit those levers and not pull the trigger. It’s not that difficult to replicate that technology to in a short period of time. We already have a number of these capabilities anyway, but it is not that difficult. If we do believe the time is right to pull those levers, we can do that as well. We don’t believe it’s the right time yet. Yes?

<Q>: [Question Inaudible].

<A – Tayfun Tuzun>: Sure. The question is, on our recent efforts to grow our corporate banking investment banking platforms with our gold capital markets. It is going very well. The growth rates, we are achieving 20% plus growth rates related to our capital markets. We are very optimistic that the recent upgrade in our risk management platform that relates to swaps, foreign exchange, commodities, et cetera. We were getting great traction with that platform. The environment is probably better today than it was before for us to leverage that. We are getting very good results from the acquisition of the Coker, M&A advisory business that was a healthcare focused advisory business.

So we anticipate that we will continue to take market share, and it is an important part of our North Star strategy to continue to grow that business. We have a talented team. We continue to hire, and we’re pretty optimistic that the current positive progress will continue into 2019. It’s going to be volatile. Look, I mean, it’s difficult to step away from volatility in that business, but our goal is when you look at the continuum of time that we will be achieved very healthy gross rates.

<<Unidentified Participant>>

Okay. Thank you very much. Thanks again to Fifth Third for attending.

<<Tayfun Tuzun, Executive Vice President & Chief Financial Officer>>

Thank you.

<<Unidentified Participant>>

Lunch is right around the corner until 1:15, and following lunch will be Citizens Financial.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, Fifth Third Bancorp has filed with the SEC a Registration Statement on Form S-4 that includes the Proxy Statement of MB Financial, Inc. and a Prospectus of Fifth Third Bancorp, as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Fifth Third Bancorp and MB Financial, Inc., may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Fifth Third Bancorp at ir.53.com or from MB Financial, Inc. by accessing MB Financial, Inc.’s website at investor.mbfinancial.com.

Copies of the Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Fifth Third Investor Relations at Fifth Third Investor Relations, MD 1090QC, 38 Fountain Square Plaza, Cincinnati, OH 45263, by calling (866) 670-0468, or by sending an e-mail to ir@53.com or to MB Financial, Attention: Corporate Secretary, at 6111 North River Road, Rosemont, Illinois 60018, by calling (847) 653-1992 or by sending an e-mail to dkoros@mbfinancial.com.

Fifth Third Bancorp and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of MB Financial, Inc. in respect of the transaction described in the Proxy Statement/Prospectus. Information regarding Fifth Third Bancorp’s directors and executive officers is contained in Fifth Third Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2017 and its Proxy Statement on Schedule 14A, dated March 6, 2018, which are filed with the SEC. Information regarding MB Financial, Inc.’s directors and executive officers is contained in its Proxy Statement on Schedule 14A filed with the SEC on April 3, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Fifth Third Bancorp’s and MB Financial, Inc.’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

In addition to factors previously disclosed in Fifth Third Bancorp’s and MB Financial, Inc.’s reports filed with or furnished to the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval of the merger by MB Financial, Inc.’s stockholders on the expected terms and schedule, including the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the merger; difficulties and delays in integrating the businesses of MB Financial, Inc. or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Fifth Third Bancorp’s products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.